                                                                   EXHIBIT 12.01

          METROPOLITAN MORTGAGE & SECURITIES CO., INC. AND SUBSIDIARIES
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                          AND PREFERRED STOCK DIVIDENDS

         The ratio of adjusted earnings to fixed charges and preferred stock dividends was computed using the following tabulations to compute adjusted earnings and the defined fixed charges and preferred stock dividends.

                                                           (DOLLARS IN THOUSANDS
                       ------------------------------------------------------------------------------------------------
                         THREE MONTHS ENDED
                             DECEMBER 31                                   YEAR ENDED SEPTEMBER 30
                       ----------------------       -------------------------------------------------------------------
                         2001          2000           2001           2000           1999           1998          1997

Net income             $     57      $ (4,250)      $ (8,923)      $ (7,601)      $ 16,275       $ 10,327      $  9,668
Add:
 Interest                 7,648         6,125         25,469         29,134         22,388         19,663        19,375
 Taxes (benefit)
   on income                 31        (2,305)       (26,344)        (4,093)       (12,577)         5,475         5,073
                       --------      --------       --------       --------       --------       --------      --------
Adjusted earnings      $  7,736      $   (430)      $ (9,798)      $ 17,440       $ 26,086       $ 35,465      $ 34,116
                       ========      ========       ========       ========       ========       ========      ========

Preferred stock
   dividend
   requirements        $    936      $  1,161       $  4,157       $  4,553       $  3,642       $  3,732      $  4,113
Ratio factor of
   income after
   provision for
   income taxes to
   income before
   provision for
   income taxes             100%          100%           100%           100%           100%            66%           66%
Preferred stock
   dividend factor
   on pretax basis          936         1,161          4,157          4,553          3,642          5,687         6,244
Fixed changes
 Interest                 7,648         6,125         25,469         29,134         22,388         19,663        19,375
 Capitalized
   interest                 471           209            958          1,145            936            611           521
                       --------      --------       --------       --------       --------       --------      --------
Fixed charges and
   preferred stock
   dividends           $  9,055      $  7,495       $ 30,584       $ 34,832       $ 26,966       $ 25,961      $ 26,140
                       ========      ========       ========       ========       ========       ========      ========
Ratio of adjusted
   earnings to
   fixed charges
   and preferred
   stock dividends            *             *              *              *              *           1.37          1.31

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* Earnings were insufficient to meet fixed charges and preferred stock dividends by approximately $1.3 million and $7.9 million for the three months ended December 31, 2001 and 2000, respectively, and approximately $40.2 million, $17.4 million and $0.8 million for the years ended September 30, 2001, 2000 and 1999, respectively.